STOCK PURCHASE AGREEMENT
AND
PLAN OF REORGANIZATION

BY AND AMONG

HOME SOLUTIONS OF AMERICA, INC.,

JEFFREY HAWKINS,

AND

CTRS HOLDING CORP.

FOR THE ACQUISITION OF 100% OF THE OUTSTANDING STOCK OF CENTRAL TEXAS RESIDENTIAL SERVICES, INC.

JULY 10, 2003

STOCK PURCHASE AGREEMENT AND PLAN OF REORGANIZATION

This Stock Purchase Agreement and Plan of Reorganization (this "**Agreement**") is entered into as of July 10, 2003 (the "**Closing Date**"), by and among Home Solutions of America, Inc., a Delaware corporation ("**HSOA**"), Jeffrey Hawkins, an individual residing in the State of Texas ("**HAWKINS**"), and CTRS Holding Corp., a Texas corporation ("**HOLDCO**"). HSOA, HAWKINS, and HOLDCO are referred to herein individually as a "**Party**" and collectively as the "**Parties**."

WITNESSETH:

WHEREAS, Central Texas Residential Services, Inc., a Texas corporation ("**TARGET**") is currently engaged in the business of providing indoor air contaminate removal services to residential customers;

WHEREAS, HAWKINS and HOLDCO (together, the "**SHAREHOLDERS**") own an aggregate of 100% of the outstanding capital stock of TARGET; and

WHEREAS, the SHAREHOLDERS desire for TARGET to become a wholly-owned subsidiary of HSOA, through the sale by the SHAREHOLDERS to HSOA of 100% of the outstanding stock of TARGET, and HSOA desires to so acquire TARGET as a wholly-owned subsidiary, in exchange for shares of common stock of HSOA to be paid to the SHAREHOLDERS, with the parties intending for such transaction to qualify for tax-free treatment under Section 368(a)(1)(B) of the Code, and for this Agreement to constitute a plan of reorganization.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual undertakings and covenants herein, and for such other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

THE STOCK PURCHASE

1.1   The Stock Purchase. Upon the execution of this Agreement, subject to the terms and conditions hereof and in reliance on the representations and warranties made pursuant hereto, the Shareholders hereby sell to HSOA, and HSOA hereby purchases from the Shareholders, the 1,000 shares of common stock, $.001 par value per share, of TARGET (the "**TARGET Shares**"), constituting 100% of the outstanding capital stock of TARGET, for the consideration set forth in Section 1.2 hereof.

1.2   Consideration. In consideration for its purchase of the TARGET Shares, HSOA shall issue an aggregate of 850,000 shares of common stock, $.001 par value per share, of HSOA (the "**HSOA Shares**") to the SHAREHOLDERS, (600,000 to HOLDCO (the "**HOLDCO Shares**") and 250,000 to Hawkins (the "**Hawkins Shares**"), respectively, allocated to each SHAREHOLDER in proportion to such SHAREHOLDER's respective ownership percentage of TARGET, as represented by the SHAREHOLDERS to HSOA); provided, however, that all of the HOLDCO Shares shall be delivered to the Escrow Agent and held in escrow subject to the Escrow Agreement (defined below).

1.3   Escrow. On the Closing Date, HSOA, HOLDCO, and the Escrow Agent (as defined in the Escrow Agreement) shall enter into an Escrow Agreement substantially in the form attached hereto as Exhibit A (the "**Escrow Agreement**"). On the Closing Date, (i) HSOA shall deliver to the Escrow Agent a stock certificate issued in HOLDCO's name representing the HOLDCO Shares, as described in Section 1.2(a), for the purpose of securing the indemnification obligations of HOLDCO set forth in this Agreement and certain revenue requirements of TARGET as set forth in the Escrow Agreement are achieved, and (ii) HOLDCO shall deliver to the Escrow Agent a stock power in blank, duly executed by HOLDCO. The HOLDCO Shares shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The HOLDCO Shares shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

1.4   The Closing.   The closing of the transactions contemplated by this Agreement (the "**Closing**") shall take place at the offices of HSOA in Houston, Texas.

1.5   Actions at the Closing.   At the Closing, (a) the SHAREHOLDERS shall deliver one or more stock certificates representing the TARGET Shares to HSOA, together with executed stock powers therefore, and the minute book and all organizational documents of TARGET, and (b) HSOA shall deliver the Hawkins Shares to Hawkins, and the HOLDCO Shares to the Escrow Agent.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF
THE SHAREHOLDERS

Except as set forth in the TARGET Disclosure Schedule attached hereto (which schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and the disclosures in any paragraph of the TARGET Disclosure Schedule shall qualify only the corresponding paragraph in this Article II, the "**TARGET Disclosure Schedule**"), the SHAREHOLDERS each jointly and severally represent and warrant to HSOA, as of the Closing Date (which representations and warranties shall survive the Closing to the extent provided in Section 5.3 hereof), as follows:

2.1   Organization, Qualification and Corporate Power.   TARGET is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. TARGET is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Article VII) on the business, business prospects, assets, results of operations or financial condition of TARGET. TARGET has all requisite power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. TARGET has furnished to HSOA true and complete copies of its organizational documents, each as amended and as in effect on the date hereof. On the Closing Date, TARGET is not in default under or in violation of any provision of its organizational documents.

2.2   Capitalization.

(a)   On the Closing Date, the capitalization of TARGET consists of 1,000,000 authorized shares of common stock, $.001 par value per share, of which 1,000 shares of common stock are outstanding, all of which are owned by the SHAREHOLDERS. All of the issued and outstanding TARGET Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which TARGET is a party or which are binding upon TARGET providing for the issuance, disposition or acquisition of any partnership interest. There are no agreements, voting trusts, proxies, or understandings with respect to the voting, or registration under the Securities Act of 1933, as amended (the "**Securities Act**"), of any TARGET Shares. All of the issued and outstanding TARGET Shares were issued in compliance with applicable federal and state securities laws.

(b)   There are no equity securities of any class of TARGET or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. There are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which TARGET or either SHAREHOLDER is a party or by which it is bound obligating TARGET or either SHARHOLDER to issue, deliver or sell, or cause to be issued, delivered or sold, existing or additional securities of TARGET or obligating TARGET to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement, including as a result of the transaction contemplated by this Agreement.

2.3   Good Title to TARGET Shares. Each SHAREHOLDER owns beneficially and of record, and has good and indefeasible title to, the number of TARGET Shares set forth on Section 2.3 of the TARGET Disclosure Schedule, free of all Security Interests (defined in Article VII), pledges, charges, liens, or encumbrances of any kind. Neither SHAREHOLDER acquired any of the TARGET Shares in violation of any preemptive right of any Person (as defined in Article VII).

2.4   Authorization of HOLDCO. HOLDCO has all requisite power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder. The performance by HOLDCO under this Agreement and the consummation by HOLDCO of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of HOLDCO. This Agreement has been duly and validly executed and delivered by HOLDCO and constitutes a valid and binding obligation of HOLDCO, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditor's rights generally, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws.

2.5   Capacity of HAWKINS. HAWKINS has full legal power and capacity to execute, deliver, and perform this Agreement. This Agreement has been duly and validly executed and delivered by HAWKINS and constitutes his valid and binding obligation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting the rights and remedies of creditors generally and to the application of general equitable principles and judicial discretion.

2.6   Noncontravention.   Except as disclosed on Section 2.6 of the TARGET Disclosure Schedule, neither the execution and delivery of this Agreement by the SHAREHOLDERS, nor the consummation of the transactions contemplated hereby, will (a) conflict with or violate any provision of the organizational documents of TARGET, (b) require on the part of TARGET any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or Governmental Authority (as defined in Article VII), (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which TARGET is a party or by which TARGET is bound or to which any of its assets is subject, (d) result in the imposition of any Security Interest upon any assets of TARGET or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to TARGET or any of its properties or assets.

2.7   No Subsidiaries.   There is no corporation, partnership, or other business enterprise in which TARGET has any direct or indirect equity interest.

2.8   Financial Statements.   TARGET has provided to HSOA the unaudited balance sheets and statements of income, changes in partnership capital and cash flows of TARGET as of and for the year ended December 31, 2002, and as of and for the five-month period ended May 31, 2003 (the balance sheet included therein and dated as of May 31, 2003, being referred to herein as (the "**Most Recent Balance Sheet**").   Such financial statements (collectively, the "**Financial Statements**") have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present the financial condition, results of operations and cash flows of TARGET as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of TARGET. TARGET has never retained an independent accounting firm to conduct an audit of its financial statements.

2.9   Internal Accounting Controls.   TARGET (a) keeps books, records, and accounts that accurately, fairly, and in reasonable detail reflect its assets and transactions, and (b) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are accurately and promptly recorded to permit the preparation of its financial statements, (ii) transactions are executed in accordance with management's specific or general authorizations, and (iii) access to its assets is permitted only in accordance with management's general or specific authorization.

2.10   Undisclosed Liabilities.   TARGET has no liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due, including without limitation any liability for taxes and interest, penalties, and other charges payable with respect to any such liability or obligation), except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities which have arisen since the Most Recent Balance Sheet in the Ordinary Course of Business (as defined in Article VII) and not in excess of $25,000 in the aggregate or $2,500 individually and (c) contractual liabilities incurred in the Ordinary Course of Business that are not required by GAAP to be reflected on a balance sheet and are disclosed on Section 2.10 of the TARGET Disclosure Schedule.

2.11   Absence of Certain Changes. Except as provided for or contemplated in this Agreement, or disclosed on Section 2.11 of the TARGET Disclosure Schedule, since January 1, 2003, with respect to TARGET, there has not been:

(a)   any transaction not in the Ordinary Course of Business that has had or could have a Material Adverse Effect;

(b)   any change in the business, property, assets, liabilities (whether absolute, accrued, contingent, or otherwise), operations, liquidity, income, condition (financial or otherwise), prospects, or net worth of TARGET that has had or could have a Material Adverse Effect;

(c)   distributions of any assets of any kind to the SHAREHOLDERS, or a redemption, or agreement or authorization to redeem any TARGET Shares;

(d)   any damage, destruction, or loss, extraordinary or otherwise and whether or not covered by insurance, that has had or could have a Material Adverse Effect;

(e)   any amendment permitted or made with regard to any material contract, license, or agreement to which TARGET is a party;

(f)   any acquisition or disposition by TARGET of any property or asset, whether real or personal, having a fair market value in an amount greater than $5,000;

(g)   any mortgage, pledge, or subjection to lien, charge, or encumbrance of any kind or on any of the respective properties or assets of TARGET;

(h)   any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee, or agent of TARGET, or any bonus payment or similar arrangement made to or with any of such officers, directors, employees, or agents;

(i)   any incurrence of, guarantee of, assumption of, or taking any property subject to, any liability;

(j)   any adoption of a plan or agreement or amendment to any plan or agreement providing any new or additional benefits for officers, directors, or employees;

(k)   any material alteration in the manner of keeping the books, accounts, or records of TARGET, or in the accounting practices therein reflected;

(l)   any release or discharge of any obligation or liability of any Person to TARGET of any nature whatsoever;

(m)   any delay by TARGET in paying any debt, charge, or amount owed by it in excess of 30 days past the date such amount was due;

(n)   any increase or decrease of (i) any amounts charged for services rendered or products sold by TARGET; or (ii) inventory ordered;

(o)   any facts or circumstances that may reasonably result in the loss of customers, suppliers, or vendors, including without limitation, any notices, statements, or circumstances indicating that any customer, supplier, or vendor has or will terminate or alter its business relationship with TARGET;

(p)   any loan to any officer, partner, or any Affiliate (as defined in Article VII) thereof;

(q)   any other event or condition of any character which has had or could have a Material Adverse Effect; or

(r)   any agreement or authorization to do any of the above.

2.12   Tax Matters.

(a)   TARGET has filed all Tax Returns (as defined below) that it was required to file prior to the date of this Agreement and all such Tax Returns were correct and complete in all material respects. TARGET has paid all Taxes (as defined below) that are shown to be due on any such Tax Returns. The unpaid Taxes of TARGET for tax periods through the date of the Most Recent Balance Sheet do not exceed the accruals and reserves for Taxes set forth on the Most Recent Balance Sheet. TARGET has no actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included TARGET during a prior period) other than TARGET. All Taxes that either TARGET is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority. For purposes of this Agreement, "**Taxes**" means all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof. For purposes of this Agreement, "**Tax Returns**" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

(b)   TARGET has delivered to HSOA correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by TARGET since January 1, 2000. The federal income Tax Returns of TARGET have never been audited by the Internal Revenue Service. No examination or audit of any Tax Returns of TARGET by any Governmental Authority is currently in progress or, to the Knowledge (as defined in Article VII) of either SHAREHOLDER, threatened or contemplated. TARGET has not waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a tax assessment or deficiency.

6

2.13   Assets.   TARGET owns or leases all tangible assets necessary and sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. No asset of TARGET (tangible or intangible) is subject to any Security Interest, except as disclosed on Section 2.13 of the TARGET Disclosure Schedule.

2.14   Real Property. TARGET does not own any real property.

2.15   Intellectual Property.

(a)   TARGET owns or has the right to use all Intellectual Property (as defined below) necessary for, or used in, the operation of its business as presently conducted (the "**TARGET Intellectual Property**"). Each item of TARGET Intellectual Property will continue to be owned or available for use by TARGET on and after the Closing Date. TARGET has taken all reasonable measures to protect the proprietary nature of each item of TARGET Intellectual Property, and to maintain in confidence all trade secrets and confidential information that it owns or uses, including, without limitation, maintaining all registrations and paying all fees associated therewith. To the Knowledge of either SHAREHOLDER, (a) no other Person has any rights to any TARGET Intellectual Property owned by TARGET, and (b) no other Person is infringing, violating or misappropriating any TARGET Intellectual Property. TARGET has made available to HSOA complete and accurate copies of all written documentation in TARGET's possession relating to claims or disputes known to any of them concerning any item of TARGET Intellectual Property. For purposes of this Agreement, "**Intellectual Property**" means all (i) patents and patent applications, (ii) copyrights and registrations thereof, (iii) mask works and registrations and applications for registration thereof, (iv) computer software, data and documentation, (v) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, manufacturing and production processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vi) trademarks, service marks, trade names and applications and registrations therefor and (vii) other proprietary rights relating to any of the foregoing. Section 2.15(a) of the TARGET Disclosure Schedule lists each patent, patent application, copyright registration or application therefor, and trademark or service mark registration or application therefor of TARGET .

(b)   None of the activities or business presently conducted by TARGET infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any Person. TARGET has not received any complaint, claim or notice alleging any such infringement, violation or misappropriation, and no such claim has been threatened by any third party.

(c)   Section 2.15(c) of the TARGET Disclosure Schedule identifies each license or other agreement (or type of license or other agreement) pursuant to which TARGET has licensed, distributed or otherwise granted any rights to any third party with respect to, any of the TARGET Intellectual Property.

(d)   Section 2.15(d) of the TARGET Disclosure Schedule identifies each item of TARGET Intellectual Property that is owned by a party other than TARGET, and the license or agreement pursuant to which TARGET uses it (excluding off-the-shelf software programs licensed by TARGET pursuant to "shrink wrap" licenses).

2.16   Inventory.   All inventory of TARGET, whether or not reflected on the Most Recent Balance Sheet, consists of a quality and quantity that are useable and saleable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Most Recent Balance Sheet. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of TARGET. Section 2.16 of the TARGET Disclosure Schedule lists all of TARGET's work in process (identified by project), the percentage of completion of each such project, costs incurred to date, estimated gross profit, and total contract price with respect to each such project.

2.17   Real Property Leases.   Section 2.17 of the TARGET Disclosure Schedule lists and describes briefly all real property leased or subleased to TARGET and lists the term of any such lease, any extension and expansion options, and the rent payable thereunder. TARGET has delivered to HSOA correct and complete copies of the leases and subleases (as amended to date) listed in Section 2.17 of the TARGET Disclosure Schedule. With respect to each lease and sublease listed in Section 2.17 of the TARGET Disclosure Schedule:

(a)   the lease or sublease is legal, valid, binding, enforceable and in full force and effect;

(b)   the lease or sublease will continue to be legal, valid, binding, enforceable and in full force and effect on and immediately following the Closing Date in accordance with the terms thereof as in effect prior to the Closing Date;

(c)   no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(d)   there are no disputes, oral agreements or forbearance programs in effect as to the lease or sublease;

(e)   TARGET has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

(f)   all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities; and

(g)   to the Knowledge of either SHAREHOLDER, the owner of the facility leased or subleased has good and clear record and marketable title to the parcel of real property, free and clear of any Security Interest, easement, covenant or other restriction, except for recorded easements, covenants, and other restrictions that do not impair the intended uses, occupancy or value of the property subject thereto.

2.18   Contracts. Section 2.18 of the TARGET Disclosure Schedule lists the following written arrangements (including without limitation written agreements) to which TARGET is a party:

(a)   any written arrangement (or group of related written arrangements) for the lease of personal property from or to third parties providing for lease payments in excess of $5,000 per annum;

(b)   any written arrangement (or group of related written arrangements) for the purchase or sale of raw materials, commodities, supplies, products or other personal property or for the furnishing or receipt of services (i) which calls for performance over a period of more than one year, (ii) which involves more than the sum of $5,000, or (iii) in which TARGET (A) has granted manufacturing rights, (B) has granted "most favored nation" pricing provisions or exclusive marketing or distribution rights relating to any products or territory, (C) has agreed to purchase a minimum quantity of goods or services, or (D) has agreed to purchase goods or services exclusively from a certain party;

(c)   any written arrangement establishing a partnership or joint venture;

(d)   any written arrangement (or group of related written arrangements) under which it has created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness (including capitalized lease obligations) involving more than $15,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(e)   any written arrangement concerning confidentiality or noncompetition;

(f)   any written arrangement involving either SHAREHOLDER or any of their Affiliates;

(g)   any written arrangement under which the consequences of a default or termination could have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of TARGET, taken as a whole; and

(h)   any other written arrangement (or group of related written arrangements) currently in existence or which any provisions thereof are currently binding on TARGET either (x) involving more than $15,000 or (y) not entered into in the Ordinary Course of Business.

TARGET has delivered to HSOA a correct and complete copy of each written arrangement (as amended to date) listed in Section 2.18 of the TARGET Disclosure Schedule. With respect to each written arrangement so listed: (i) the written arrangement is legal, valid, binding and enforceable and in full force and effect; (ii) the written arrangement will continue to be legal, valid, binding and enforceable and in full force and effect on and immediately following the Closing Date in accordance with the terms thereof as in effect prior to the Closing Date, subject to obtaining any consents required by such arrangement that are listed on Section 2.6 of the TARGET Disclosure Schedule; and (iii) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration, under the written arrangement. TARGET is not party to any oral contract, agreement or other arrangement that, if reduced to written form, would be required to be listed in Section 2.18 of the TARGET Disclosure Schedule under the terms of this Section 2.18.

2.19   Accounts Receivable. All accounts receivable of TARGET reflected on the Most Recent Balance Sheet are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 60 days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Most Recent Balance Sheet. All accounts receivable reflected in the financial or accounting records of TARGET that have arisen since the Most Recent Balance Sheet are valid receivables subject to no setoffs or counterclaims and are collectible, net of a reserve for bad debts in an amount proportionate to the reserve shown on the Most Recent Balance Sheet. Section 2.19 of the TARGET Disclosure Schedule lists an aging schedule of all accounts receivable.

2.20   Powers of Attorney. There are no outstanding powers of attorney executed on behalf of TARGET .

2.21   Insurance. Section 2.21 of the TARGET Disclosure Schedule sets forth the name of the insurer, the name of the policyholder, the name of each covered insured, and the policy number, period of coverage, amount of insurance, and annual premium in respect of each such policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which TARGET has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years. (i) Each such insurance policy is enforceable and in full force and effect; (ii) such policy will continue to be enforceable and in full force and effect on and immediately following the Closing Date in accordance with the terms thereof as in effect prior to the Closing Date, subject to obtaining any consents required pursuant to such policy that are listed on Section 2.6 of the TARGET Disclosure Schedule; (iii) TARGET is not in breach or default (including with respect to the payment of premiums or the giving of notices) under such policy, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration, under such policy; and (iv) TARGET has not received any notice from the insurer disclaiming coverage or reserving rights with respect to a particular claim or such policy in general. TARGET has not incurred any loss, damage, expense or liability covered by any such insurance policy for which it has not properly asserted a claim under such policy. TARGET is covered by insurance in scope and amount customary and reasonable for the business in which it is engaged.

2.22   No Litigation. There are no investigations, actions, suits, or claims pending or threatened against TARGET or either SHARHOLDER involving any of their respective properties or assets, whether at law or in equity, before or by any foreign, federal, state, municipal, or other governmental court, department, commission, board, bureau, agency, instrumentality, or other Person (a "**Proceeding**"), which may have a Material Adverse Effect upon TARGET or the TARGET Shares.

2.23   No Warranties. No product sold or service provided by TARGET is subject to any guaranty, warranty, or other indemnity that, if enforced, either individually or in the aggregate, would have a Material Adverse Effect on TARGET.

2.24   Employees; Labor Matters. Section 2.24 of the TARGET Disclosure Schedule contains a list of all employees of TARGET, along with the position and the annual rate of compensation of each such person and the amount and date of each such employee's last raise. To the Knowledge of either SHAREHOLDER, no key employee or group of employees of TARGET has any plans to terminate employment with TARGET. There are no disputes, employee grievances or disciplinary actions pending, or to the Knowledge of either SHAREHOLDER, threatened, involving TARGET and any of its present or former employees. TARGET has complied with all provisions of law relating to employment and employment practices, terms and conditions of employment, wages and hours, the failure to comply with which would have a Material Adverse Effect upon TARGET, taken as a whole. TARGET is not engaged in any unfair labor practice and it does not have any liability for any arrears of wages or Taxes or penalties for failure to comply with any such provisions of law. TARGET is not a party to or bound by any collective bargaining agreement, and it has not experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Neither SHAREHOLDER has any Knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of TARGET.

     2.25   Employee Benefits.

     (a)   Neither TARGET nor any ERISA Affiliate (as defined below) has maintained, or contributed to, any Employee Benefit Plan (as defined below). For purposes of this Agreement, "**Employee Benefit Plan**" means any "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation. For purposes of this Agreement, "**ERISA Affiliate**" means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes TARGET.

     (b)   Section 2.25(b) of the TARGET Disclosure Schedule discloses each: (i) agreement with any director, executive officer or other key employee of TARGET (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving TARGET of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any Person may receive payments from TARGET that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code; and (iii) agreement or plan binding TARGET , including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan, or any Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     2.26   Environmental Matters.

     (a)   TARGET has complied with all applicable Environmental Laws (as defined in Article VII), except for violations of Environmental Laws that do not and will not, individually or in the aggregate, have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of TARGET, taken as a whole. There is no pending or, to the Knowledge of either

SHAREHOLDER, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Authority, relating to any Environmental Law involving TARGET, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that will not, individually or in the aggregate, have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of TARGET, taken as a whole.

(b)   There have been no releases of any Materials of Environmental Concern (as defined below) into the environment at any parcel of real property or any facility formerly or currently owned, operated or controlled by TARGET. With respect to any such releases of Materials of Environmental Concern, TARGET has given all required notices to Governmental Authorities (copies of which have been provided to HSOA). TARGET is not aware of any releases of Materials of Environmental Concern at parcels of real property or facilities owned, operated or controlled by persons other than TARGET that could reasonably be expected to have an impact on the real property or facilities owned, operated or controlled by TARGET. For purposes of this Agreement, "**Materials of Environmental Concern**" means any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the Federal Resources Conservation and Recovery Act), toxic materials, oil or petroleum and petroleum products, or any other material subject to regulation under any Environmental Law.

(c)   Set forth in Section 2.26(c) of the TARGET Disclosure Schedule is a list of all environmental reports, investigations and audits relating to premises currently or previously owned or operated by TARGET (whether conducted by or on behalf of TARGET or a third party, and whether done at the initiative of TARGET or directed by a Governmental Authority or other third party) which were issued or conducted during the past five years and which TARGET has possession of or access to. Complete and accurate copies of each such report, or the results of each such investigation or audit, have been provided to HSOA.

(d)   Set forth in Section 2.26(d) of the TARGET Disclosure Schedule is a list of all of the solid and hazardous waste transporters and treatment, storage and disposal facilities that have been utilized by TARGET since November 19, 1980. TARGET is not aware of any material environmental liability of any such transporter or facility.

2.27   Legal Compliance. TARGET and the conduct and operations of its business are in compliance with each law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Authority, which (a) affects or relates to this Agreement or the transactions contemplated hereby or (b) is applicable to TARGET or its business.

2.28   Permits. Section 2.28 of the TARGET Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders or approvals from any Governmental Authority (including without limitation those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) ("**Permits**") issued to or held by TARGET. Such listed Permits are the only Permits that are required for TARGET to conduct its business as presently conducted or as proposed to be conducted, except for those the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on TARGET, taken as a whole. Each such Permit is in full force and effect and, to the Knowledge of either SHAREHOLDER, no suspension or cancellation of such

Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect on and following the Closing Date.

2.29   Certain Business Relationships With Affiliates. Except for those transactions described in Section 2.29 of the TARGET Disclosure Schedule, no Affiliate of TARGET (a) owns any property or right, tangible or intangible, which is used in the business of TARGET, (b) has any claim or cause of action against TARGET, or (c) owes any money to, or is owed money by, TARGET.

2.30   [NOT USED]

2.31   Books and Records. The minute books and other similar records of TARGET contains true and complete records of all actions taken at any meetings of TARGET's shareholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. TARGET has furnished or made available to HSOA or its representatives for their examination true and complete copies of TARGET's minute books and its stock transfer books.

2.32   Customers and Suppliers. No unfilled customer order or commitment obligating TARGET to deliver products or perform services will result in a loss to TARGET upon completion of performance. No purchase order or commitment of TARGET is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder. No Material supplier of TARGET has indicated within the past year that it will stop, or materially decrease the rate of, supplying materials, products or services to TARGET and no Material customer of TARGET has indicated within the past year that it will stop, or materially decrease the rate of, buying, leasing or licensing materials, products or services from it. Section 2.32 of the TARGET Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 5% of the revenues of TARGET during the last full fiscal year or the interim period through the Most Recent Balance Sheet and the approximate amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or component to TARGET.

2.33   [NOT USED]

2.34   Government Contracts. TARGET has never been, nor as a result of the consummation of the transactions contemplated by this Agreement is it reasonable to expect that it will be, suspended or debarred from bidding on contracts or subcontracts for any agency of the United States government, nor has such suspension or debarment been threatened or action for such suspension or debarment been commenced. TARGET has never been nor is it now being audited or investigated by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency or the inspector general of any agency of the United States government, nor has such audit or investigation been threatened. There is no valid basis for TARGET's suspension or debarment from bidding on contracts or subcontracts for any agency of the United States government and there is no valid basis for a claim pursuant to an audit or investigation by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency or the inspector general of any agency of the United States government, or any prime contractor.

2.35   Absence of Questionable Payments. Neither TARGET nor any owner, officer, agent, employee or other Person acting on behalf of TARGET has (a) used any of TARGET's funds for improper or unlawful contributions, payments, gifts or entertainment, or made any improper or unlawful expenditures relating to political activity to government officials or others; (b) accepted or received any improper or unlawful contributions, payments, gifts or expenditures; (c) directly or indirectly given or agreed to give any gift or similar benefit to any customer, contractor, government, employee, or other Person who was or is in a possible position to help or hinder TARGET, which gift or benefit (i) might subject TARGET to any damages or penalties in any civil or criminal proceeding, (ii) might have had a Material Adverse Effect, or (iii) might have a Material Adverse Effect if not continued.

2.36   Bank Accounts. Section 2.36 of the TARGET Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which TARGET maintains safe deposit boxes or accounts of any nature and the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

2.37   Health of HAWKINS. To his Knowledge, HAWKINS is free from any terminal or disabling disease, affliction, or condition, or any disease, affliction, or condition that with the passage of time will become a terminal or disabling disease, affliction, or condition. HAWKINS has no materially adverse medical history, nor, does he have in his past, any facts, circumstances, or symptoms that would reasonably indicate, to his Knowledge, that he may have a terminal or disabling disease, affliction, or condition.

2.38   Purchase Entirely for Own Account. As more fully represented by the SHAREHOLDERS in their respective Investor's Representation Statements executed as of the Closing Date, each SHAREHOLDER represents to HSOA that the HSOA Shares to be issued to the SHAREHOLDERS hereunder are being acquired for investment for such SHAREHOLDER's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that neither SHAREHOLDER has any present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, each SHAREHOLDER further represents that it or he does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any of the HSOA Shares.

2.39   Full Disclosure. No representation or warranty by the SHAREHOLDERS contained in this Agreement, and no statement contained in the TARGET Disclosure Schedule or any other document, certificate or other instrument delivered to or to be delivered by or on behalf of the SHAREHOLDERS pursuant to this Agreement, and no other statement made by the SHAREHOLDER or any of their representatives in connection with this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. The SHAREHOLDERS have disclosed to HSOA all material information relating to the business of TARGET or the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HSOA

Except as set forth in the HSOA Disclosure Schedule attached hereto (which schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, the "**HSOA Disclosure Schedule**"), HSOA represents and warrants to the SHAREHOLDERS, as of the Closing Date (which representations and warranties shall survive the Closing to the extent provided in Section 5.3 hereof), as follows:

3.1 <u>Organization</u>. HSOA is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. HSOA is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on HSOA or its subsidiaries, taken as a whole. HSOA has all requisite corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. HSOA is not in default under or in violation of any provision of its Certificate/Articles of Incorporation or Bylaws as of the Closing Date.

3.2 <u>Capitalization</u>. The authorized capital stock of HSOA consists of 50,000,000 shares of common stock, $.001 par value per share ("**HSOA Common Stock**"), of which approximately 12,000,000 shares are issued and outstanding on the date hereof (excluding the HSOA Shares), and 1,000,000 shares of preferred stock, $.001 par value per share, of which no shares are issued and outstanding on the date hereof. All of the issued and outstanding shares of HSOA Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the HSOA Shares will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid, nonassessable and free and clear of all liens, claims, pledges, options, adverse claims or charges of any nature whatsoever, other than the provisions of the Escrow Agreement with regard to the HOLDCO Shares. As of the date hereof, HSOA has outstanding under its stock option plans option grants to purchase approximately 2,000,000 shares of HSOA Common Stock, excluding any options contemplated by this Agreement and the transactions contemplated hereby. HSOA also has outstanding warrants (excluding the Warrant and shares that could be purchased thereby) to purchase approximately 1,900,000 shares of HSOA Common Stock.

3.3 <u>Authorization of Transaction</u>. HSOA has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby by HSOA have been duly and validly authorized by all necessary corporate action on the part of HSOA. This Agreement has been duly and validly executed and delivered by HSOA and constitutes a valid and binding obligation of HSOA, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditor's rights generally, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws.

3.4 <u>Noncontravention</u>. Neither the execution and delivery of this Agreement nor the consummation by HSOA of the transactions contemplated hereby will (a) conflict with or violate any provision of the certificate of incorporation or Bylaws of HSOA, (b) require on the part of HSOA any filing with, or permit, authorization, consent or approval of, any Governmental Authority, other than any filing, permit, authorization, consent or approval which if not obtained or made would not have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of HSOA or on the ability of the Parties to consummate the transactions contemplated by this Agreement, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Material contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which HSOA is a party or by which either is bound or to which any of their assets are subject, other than any conflict, breach, default, acceleration, termination, modification or cancellation which individually or in the aggregate would not have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of HSOA or on the ability of the Parties to consummate the transactions contemplated by this Agreement, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to HSOA or any of their properties or assets.

3.5   Reports and Financial Statements. The SHAREHOLDERS have had access to, via the EDGAR system of the U.S. Securities and Exchange Commission (the "**SEC**"), each report, schedule and proxy statement filed by HSOA with the SEC dating back to January 1, 1997 (collectively, the "**HSOA Reports**"). As of their respective dates, the HSOA Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of senior management of HSOA, no Material adverse development has occurred with respect to HSOA's business since its most recently filed Form 10-KSB or Form 10-QSB, except as disclosed in any HSOA Report (including, without limitation, any Form 8-K) filed or amended after the date of such Form 10-KSB or Form 10-QSB and except for any changes in the economy in general (or in the overall industry in which HSOA operates) or in any stock market or trading system (including, without limitation, any change in the value of any trading indices with respect thereto).

ARTICLE IV

CONDITIONS TO EFFECTIVENESS OF AGREEMENT

4.1   Conditions to Each Party's Obligations. The effectiveness of this Agreement on the Closing Date is subject to the satisfaction of the following conditions:

(a)   no action, suit or proceeding shall be pending or threatened by or before any Governmental Authority wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect adversely the right of HSOA to own, operate or control any of the assets and operations of TARGET following the Closing, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(b)   the execution by HSOA and HAWKINS of an employment agreement upon mutually agreeable terms;

(c)   the Parties shall have duly executed and delivered this Agreement; and

(d)   TARGET shall have obtained any waiver, permit, consent, approval, or other authorization, and effected any registration, filing or notice, referred to in Section 2.6;

(e)   TARGET shall have performed or complied with the agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing Date;

(f)   HSOA shall have received from each SHAREHOLDER an Investor's Representation Statement in a form acceptable to HSOA, and the issuance of the HSOA Shares as contemplated hereby shall, in the opinion of counsel to HSOA, be exempt from the registration requirements of the Securities Act;

ARTICLE V

INDEMNIFICATION

5.1   Indemnification.

(a)   Each SHAREHOLDER shall jointly and severally indemnify HSOA, its successors and assigns, and the officers, directors, Affiliates, employees, controlling persons and agents of HSOA, and hold each of them harmless against and in respect of any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including without limitation amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation) (collectively, "**Damages**") incurred or suffered by any of them by reason of (i) a breach of any of the representations or warranties made by either SHAREHOLDER in this Agreement, (ii) the failure of either SHAREHOLDER to have good, valid and marketable title to the issued and outstanding TARGET Shares, free and clear of all liens, claims, pledges, options, adverse claims or charges of any nature whatsoever, or (iv) any claim by a shareholder, former shareholder, or alleged shareholder of TARGET, or any other person (other than SHAREHOLDERS and their Affiliates), firm, corporation or entity, seeking to assert, or based upon: (A) ownership or rights to ownership of any equity interest in TARGET; (B) any rights of a shareholder, including any option, preemptive rights or rights to notice or to vote; or (C) any claim that his, her or its equity interest was wrongfully repurchased by TARGET.

(b)   HSOA agrees to indemnify and to hold harmless each SHAREHOLDER and his or its assigns, heirs, legatees, officers, directors, and agents against and in respect of any and all Damages incurred or suffered by them by reason of (i) a breach of any of the representations or warranties made by HSOA in this Agreement, or (ii) the failure of the HSOA Shares to be duly authorized, validly issued, fully paid and nonassessable.

5.2   Method of Asserting Claims.

(a)   If any person entitled to indemnification pursuant to Section 5.1 hereof (an "**Indemnitee**") is threatened in writing with any claim, or any claim is presented in writing to, or any action or proceeding is formally commenced against, any of the Indemnitees which may give rise to the right of indemnification hereunder, the Indemnitee will promptly give written notice thereof to each indemnifying party; provided, however, that any delay by an Indemnitee in so notifying the indemnifying party shall not relieve the indemnifying party of any liability to any of the Indemnitees hereunder except to the extent that the indemnifying party shall have been actually prejudiced as a result of such failure.

(b)   The indemnifying party or parties, by delivery of written notice to an Indemnitee within 30 days of notice of claim to indemnity from an Indemnitee, may elect to assume the defense of such claim, action or proceeding at the expense of the indemnifying party; provided, however, that (i) unless such written notice shall be accompanied by a written agreement of each indemnifying party acknowledging the liability of the indemnifying parties to the Indemnitees as a result of this Agreement for any indemnified damage which any Indemnitee might incur or suffer as a result of such claim, action or proceeding or the contesting thereof, each indemnifying party shall be jointly and severally liable for the attorneys' fees and expenses of the Indemnitee, if any, incurred in connection with defending such claim; (ii) counsel undertaking such defense shall be reasonably acceptable to the Indemnitee; (iii) the indemnifying parties shall mutually elect to contest such claim, action or proceeding and shall conduct and settle such contest in a joint manner, and if the indemnifying parties shall fail at any time to agree, the Indemnitee shall have no obligation to contest such claim, action or proceeding; and (iv) if the Indemnitee requests in writing that such claim, action or proceeding not to be contested, then it shall not be contested but shall not be covered by the indemnities provided herein. The indemnifying parties may settle an indemnifiable matter after delivering a written description of the proposed settlement to and receiving consent from the Indemnitee. In the event the Indemnitee unreasonably declines to consent to such settlement, then the Indemnitee shall have no right to indemnification beyond the amount of the proposed settlement. In the event the indemnifying parties jointly elect to contest an indemnifiable matter, HSOA and the SHAREHOLDERS shall permit the other party reasonable access to their respective books and records and shall otherwise cooperate in connection with such claim. If the indemnifying parties do not jointly elect to contest an indemnifiable matter, they shall cooperate with the Indemnitee to the extent any of them has knowledge of facts or circumstances relating to such matter, and the Indemnitee shall have the exclusive right to prosecute, defend, compromise, settle or pay any claim, but the Indemnitee shall not be obligated to do so; provided, however, that, should the Indemnitee elect not to exercise its right exclusively to prosecute, defend, compromise, settle or pay such claim, any indemnifying party may elect to do so at its sole expense.

5.3   Survival. The representations and warranties of the Parties set forth in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and continue until 36 months after the Closing Date and shall not be affected by any examination made for or on behalf of any Party or the Knowledge of any of their respective officers, directors, shareholders, employees or agents. Notwithstanding the foregoing, the representations and warranties contained in Section 2.26 relating to environmental matters shall survive the Closing and the consummation of the transactions contemplated thereby indefinitely; and the representations and warranties contained in Section 2.12 relating to tax matters shall survive the Closing and the consummation of the transactions contemplated thereby and continue until the expiration of the applicable statute of limitations relating to such tax representations.

ARTICLE VI

POST-CLOSING COVENANTS AND AGREEMENTS

6.1   <u>Non-Competition</u>.   In order to ensure that HSOA will realize the benefits of the transactions contemplated hereby, HAWKINS hereby covenants and agrees that he will not, during the Restricted Period (defined below):

(a)   directly or indirectly, in any capacity whatsoever, individually or on behalf of any other person or entity, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend his name or any similar name to, lend his credit to or render services or advice to, any business engaged or about to become engaged in the Business of HSOA, or any of its Affiliates, in the Market Area (defined below). For purposes of this Agreement, the Business of HSOA and its Affiliates includes, but is not limited to, (i) all those products and services that are presently or hereafter marketed by HSOA, or any of its Affiliates (including TARGET), or that are in the development stage on the last day of the Restricted Period; (ii) the business of providing indoor air contaminate removal services.

(b)   directly or through an Affiliate, solicit any Person that is a Current Customer (as defined in Article VII) of HSOA or its Affiliates for purposes of selling products or services to such Person that are in competition with the products and services offered or sold by HSOA or its Affiliates.

(c)   employ, either directly or through an Affiliate, any employee of HSOA or its Affiliates or any individual who was an employee of HSOA or its Affiliates during the 18 months immediately preceding the Restricted Period, and agrees not to solicit, or contact in any manner that could reasonably be construed as a solicitation, either directly or through an Affiliate, any employee of HSOA or its Affiliates for the purpose of encouraging such employee to leave or terminate his or her employment with HSOA or its Affiliates.

(d)   solicit, either directly or through an Affiliate, a vendor or supplier of HSOA or its Affiliates for purposes of encouraging such vendor or supplier to cease or diminish providing products or services to HSOA or its Affiliates, or to change adversely the terms under which such vendor or supplier provides such products or services to HSOA or its Affiliates.

(e)   interfere with HSOA's relationship with any Person who at the relevant time is an employee, contractor, supplier, or customer of HSOA or its Affiliates.

(f)   <u>Restricted Period</u>. For purposes of this Section 6.2, the term "**Restricted Period**" means the three-year period commencing on the Closing Date.

(g)   Market Area. For purposes of this Section 6.2, the term "**Market Area**" means the State of Texas, and any other state or province in which TARGET has provided goods or services within the twelve months prior to the last day of the Restricted Period.

(h)   Reformation. If any covenant in this Section 6.2 is held to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as an arbitrator or a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against HAWKINS.

ARTICLE VII

DEFINITIONS

The following terms as used in this Agreement shall have the meanings set forth below:

"**Affiliate**" shall mean, as to any Person, any Person controlled by, controlling, or under common control with such Person, and, in the case of a Person who is an individual, a member of the family of such individual consisting of a spouse, sibling, in-law, lineal descendant, or ancestor (including by adoption), and the spouses of any such individuals. For purposes of this definition, "control" (including the terms "controlling", "controlled by" and "under common control with") of a Person means the possession, directly or indirectly, alone or in concert with others, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, by contract or otherwise, and no Person shall be deemed in control of another solely by virtue of being a director, officer or holder of voting securities of any entity. A Person shall be presumed to control any partnership of which such Person is a general partner.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"**Current Customer**" shall mean any Person who is currently utilizing any product or service sold or provided by HSOA or any of its Affiliates; any Person who utilized any such product or service within the previous 12 months; and any Person with whom HSOA or any of its Affiliates is currently conducting negotiations concerning the utilization of such products or services.

"**Environmental Laws**" shall mean laws, including, without limitation, federal, state, or local laws, ordinances, rules, regulations, interpretations, and orders of courts or administrative agencies or authorities relating to pollution, environmental protection, health and safety, or similar laws (including, without limitation, ambient air, surface water, ground water, land surface, and subsurface strata), including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), the Federal Clean Water Act ("CWA"), the Safe Drinking Water Act ("SDWA"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Clean Air Act ("CAA"), the Emergency Planning and Community Right to Know Act ("EPCRA"), the Occupational Safety and Health Act ("OSHA"), and other laws relating to pollution or protection of the environment, or to the manufacturing, processing, distribution, use, treatment, handling, storage, disposal, or transportation of Polluting Substances (defined below).

"**Governmental Authority**" means any nation or government, any state, regional, local, or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Knowledge**" - An individual shall be deemed to have "knowledge" of a particular fact or other matter if (i) such individual is actually aware of such fact or other matter, or (ii) a prudent person serving in the same capacity as such individual would be expected to discover or otherwise become aware of such fact or other matter in the course of performing the official duties of such individual. A corporation shall be deemed to have "knowledge" of a particular fact or other matter if any individual serving as a director or officer (or in any similar capacity) of the corporation has Knowledge (as set forth above) of such fact or other matter.

"**Material**" when capitalized and used in reference to the business, products or financial situation of the party to which the reference relates shall be construed, except as specifically provided, to qualify the matter referred to herein to matters with an effect on the financial condition of that party in excess of $15,000. When the word "material" is not capitalized it shall mean material with respect to the matter referenced. For example, a reference to a material breach of a particular agreement would mean a breach that is material with respect to the particular contract (and not necessarily with respect to the overall business of the party).

"**Material Adverse Effect**" means any development, change, or effect that is adverse to the business, properties, tangible or intangible assets, net worth, condition (financial or other), results of operations, or business prospects of the party to which the reference relates that is Material.

"**Person**" shall have the meaning given in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, as modified and used in Sections 13(d)(3) and 14(d)(2) of such act.

"**Polluting Substances**" shall be construed broadly to include (a) asbestos, (b) petroleum products or wastes, (c) biomedical or biological wastes, and (d) all pollutants, contaminants, chemicals, or industrial, toxic, or hazardous substances or wastes and shall include, without limitation, any flammable explosives, radioactive materials, oil, hazardous materials, hazardous or solid wastes, hazardous or toxic substances or regulated materials defined in CERCLA, CWA, SDWA, RCRA, EPCRA, and CAA and/or any other Environmental Laws, as amended, and in the regulations adopted and publications promulgated thereto; provided, to the extent that the laws of the State of Massachusetts establish a meaning for "hazardous substance," "hazardous waste," "hazardous materials," "solid waste," or "toxic substance," which is broader than that specified in any of CERCLA, CWA, SDWA, RCRA, EPCRA, and CAA or other Environmental Laws such broader meaning shall apply.

"**Security Interest**" means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law), other than (i) mechanic's, materialmen's, and similar liens, (ii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business consistent with past custom and practice and in amount (including with respect to frequency and amount) ("**Ordinary Course of Business**") that would not have a Material Adverse Effect, taken as a whole.


ARTICLE VIII

MISCELLANEOUS


8.1 <u>Press Releases and Announcements</u>. No Party shall issue any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Parties; <u>provided</u>, <u>however</u>, that any Party may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing Party shall advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).

8.2 <u>No Third Party Beneficiaries</u>. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

8.3 <u>Entire Agreement</u>. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, with respect to the subject matter hereof, including the letter of intent dated March 21, 2003, and any nondisclosure agreement entered into prior to the date hereof.

8.4 <u>Succession and Assignment</u>. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

8.5 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile signatures delivered shall be deemed to constitute originals.

8.6 <u>Headings</u>. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 <u>Notices</u>. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid; one business day after it is sent via a reputable nationwide overnight courier service; or upon receipt if delivered personally, in each case to the intended recipient as set forth below:

       If to either <u>SHAREHOLDER</u>:

       Jeff Hawkins
       110 Ward Avenue
       San Antonio, TX 78223

<u>If to HSOA</u>:

R. Andrew White
President and CEO
Home Solutions of America, Inc.
11850 Jones Road
Houston, Texas 77070

<u>Copy to</u>:

J. Paul Caver, Esq.
3102 Maple Avenue
Suite 220
Dallas, Texas 75201

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

8.8 <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware.

8.9 <u>Amendments and Waivers</u>. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

8.10 <u>Severability</u>. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

8.11 <u>Expenses</u>. Each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and TARGET shall have no liability for legal fees pertaining to this Agreement on the Closing Date.

8.12 <u>Specific Performance</u>. Each of the Parties acknowledges and agrees that one or more of the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of

the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions of Section 8.13), in addition to any other remedy to which it may be entitled, at law or in equity.

8.13   Submission to Jurisdiction. Each of the Parties (a) submits to the jurisdiction of any state or federal court sitting in Harris County, Texas in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 8.7. Nothing in this Section 8.13, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

8.14   Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

8.15   Incorporation of Schedules. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.


HOME SOLUTIONS OF AMERICA, INC.


By:_____
    R. Andrew White
    President and Chief Executive Officer

SHAREHOLDERS:

_____
Jeffrey Hawkins

CTRS Holding Corp.

By: _____
Name: _____
Title: _____

TARGET DISCLOSURE SCHEDULES

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TARGET DISCLOSURE SCHEDULES